Exhibit 99.1

Exceed Company Ltd. Proposes to Adjourn Extraordinary General Meeting of Shareholders

BEIJING, April 14, 2014 /PRNewswire/ — Exceed Company Ltd. (EDS) ("Exceed" or the "Company"), one of the leading domestic sportswear brands in China, today announced  that it intends to adjourn its extraordinary general meeting of shareholders to be held on April 16, 2014, at 10:00 a.m. (Hong Kong time), at United Conference Centre, 10/F, United Centre, 95 Queensway, Hong Kong, to consider and vote on the proposal to adopt the previously announced Agreement and Plan of Merger (the "Merger Agreement"), dated December 2, 2013, by and among the Company, Pan Long Company Limited ("Parent"), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Shuipan Lin ("Mr. Lin"), the Company's Chairman and Chief Executive Officer, and Pan Long Investment Holdings Limited ("Merger Sub"), a wholly owned subsidiary of Parent. The Company intends to hold the extraordinary general meeting of shareholders on April 16, 2014, but immediately adjourn the meeting without conducting any business. Other than the adjournment of the meeting, no vote will be taken on April 16, 2014 for any resolution set forth in the notice of the extraordinary general meeting dated March 21, 2014.

The board of directors of the Company has determined that it is in the best interests of its shareholders to adjourn the extraordinary general meeting because Mr. Lin has advised the Company that he requires additional time to obtain his contemplated financing for the pending transaction.

The Company intends to resume the adjourned extraordinary general meeting of shareholders as soon as practicable following confirmation from Mr. Lin that the financing is on deposit in an account outside of the People’s Republic of China and available at the closing of the transaction, and Mr. Lin has further advised the Company that it expects this will not be later than May 31, 2014. The resolutions set out in the notice of the extraordinary general meeting dated March 21, 2014 will be considered and voted on at such time as the adjourned extraordinary general meeting is resumed. The Company will give notice to shareholders of the date on which the adjourned extraordinary general meeting will be resumed as soon as a date is selected, and in any event not less than seven calendar days prior to such resumed meeting as required under the laws of the British Virgin Islands.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol “EDS”.

Forward-Looking Statements:

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. These forward-looking statements involve various risks and uncertainties. The forward-looking statements made in this announcement relate only to events, including the transactions contemplated by the Merger Agreement described above, or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

For further information, please contact:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 3975-8116

ir@xdlong.cn